Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 20, 2020, with respect to the consolidated balance sheets of J. C. Penney Company, Inc. as of February 1, 2020 and February 2, 2019, the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended February 1, 2020, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in accounting method as of February 3, 2019 for the adoption of Financial Accounting Standards Board Accounting Standard Update (ASU) No. 2016-02, Leases (Topic 842), as amended.

/s/ KPMG LLP

Dallas, Texas

July 6, 2021